EXHIBIT 18.1

May 18, 2022

Board of Directors CSW Industrials, Inc. 5420 Lyndon B. Johnson Freeway, Suite 500 Dallas, Texas 75240

Dear Board of Directors:
We are providing this letter solely for inclusion as an exhibit to CSW Industrials, Inc. (the “Company”) Form 10-K filing pursuant to Item 601 of Regulation S-K.
We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended March 31, 2022, as set forth in our report dated May 18, 2022. As stated in Note 1 and 7 to those financial statements, the Company changed its accounting for inventory costing from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method for certain subsidiaries in connection with the integration of recent acquisitions to conform the Company’s entire inventory to a single method of accounting. Note 7 also states management’s belief that the newly adopted accounting principle is preferable in the circumstances because it improves comparability with industry peers, conforms the Company’s entire inventory to a single method of accounting, and aligns the inventory cost flow assumptions with the physical flow of goods.
With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and, in expressing our concurrence below, we have relied on management’s business planning and judgment and on management’s determination that this change in accounting principle is preferable.
Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that the newly adopted method of accounting is preferable in the Company’s circumstances.
Sincerely,
/s/ GRANT THORNTON LLP

Dallas, Texas